

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 19, 2011

<u>By E-Mail</u>

Peter Fetzer, Esq.
Foley & Lardner LLP
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI 53202

> **Re: HF Financial Corp.**
> **Preliminary Proxy Statement filed by PL Capital et al.**
> **Filed October 11, 2011**
> **File No. 033-44383**

Dear Mr. Fetzer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1. Please revise to address whether your proxy solicitation raises any issues under the federal banking laws and permissible passive investments. We note that in the issuer's preliminary proxy statement, the issuer states that your solicitation may not be in compliance with federal banking laws.

2. Please revise to include a background discussion of the contacts between the participants and the issuer during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the participants and the material details of any discussions or correspondence.

3. We note that this filing refers security holders to information that will be contained in the issuer's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

4. Please revise your proxy statement and form of proxy to state that shareholders are being asked to vote for only two directors, as indicated in the issuer's preliminary proxy statement.

HF Financial's 2009 Capital Raise was Dilutive…, page 3

5. Please revise or provide us with supplemental support for the following statement related to the issuer's financial performance: "HF Financial held 2.083 million shares …which were repurchased over the years at an average price of $14.82 per share…reissued those shares at a price of $8.00 per share…net difference to shareholders-- $15.8 million."

HF Financial's Stock Price Has Declined, page 4

6. Please revise to disclose the stock prices and dates that you are using in your calculation of stock declines.

Independence and Qualifications of our Directors, page 5

7. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

How to Vote by Proxy, page 7

8. Please revise, here and on the proxy card, to state that there is no assurance that the Company's nominees will serve if elected with <u>any</u> of the PL Capital Group's nominees. Refer to Rule 14a-4(d)(4)(iv).

Solicitation of Proxies; Expenses, page 10

9. Please disclose the total expenditures to date since you already know that information.

10. We note that proxies may be solicited by telephone, telegram, and personal solicitation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Form of Proxy

11. Please revise the form of proxy to state that the proxy is not solicited on behalf of the registrant's board of directors. Refer to Rule 14a-4(a)(1).

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions